SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

Braskem S.A. (“Braskem” or “Company”), in compliance with CVM Resolution 44/21, informs its shareholders and the market in general that it received on November 8, 2023, correspondence sent by Adnoc International Limited - Sole Partnership L.L.C. (“ADNOC”) to Novonor S.A. – Under Judicial Reorganization (“Novonor”) and to certain creditors holding the fiduciary lien of Braskem S.A. shares owned by Novonor (“Financial Institutions”), containing a non-binding offer for the acquisition of the interest held by Novonor in the Company (“Proposal”), as detailed below:

(1)	In consideration of Novonor’s 38.3% equity interest in the Company, the payment of an Equity Value of R$10.5 billion and Novonor shall retain an economic equity interest in the Company post-Closing up to 3% of the total shares currently issued by Braskem, which implies a value of R$37.29 per share.
(2)	The amount of R$10.5 billion will be delivered by ADNOC directly to the Financial Institutions as follows: (i) 50% cash to be paid by ADNOC on Closing; and (ii) the remaining 50% converted into US dollars, on the closing date of the transaction, and paid as a cash equivalent deferred payment senior to ADNOC’s equity, with a maturity of 7 years, with annual coupons of 7.25% that are paid-in-kind until the end of the 3rd year and paid in cash from the 4th year onwards.

The Proposal is also conditioned, among other usual conditions in transactions of this nature, to (i) satisfactory conclusion by ADNOC of Due Diligence; (ii) investigation of possible additional liabilities arising from the event in Alagoas; (iii) no existence of unaccounted for or unreported material contingent liabilities; (iv) alignment and conclusion of a new shareholders' agreement with Petróleo Brasileiro S.A. - Petrobras.

Braskem informs that it will continue to support Shareholders and will keep the market informed about relevant developments, in compliance with applicable laws.

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For more information, contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or emailing braskem-ri@braskem.com.br.

São Paulo, November 9, 2023.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2023

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.